Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264675

PROSPECTUS SUPPLEMENT NO. 11

(TO PROSPECTUS DATED May 16, 2022)

IMPERIAL PETROLEUM INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated May 16, 2022 (“Prospectus”) of Imperial Petroleum Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-264675), as amended or supplemented from time to time.

On October 21, 2022, the Company furnished a Report on Form 6-K (the “Form 6-K”) to the U.S. Securities and Exchange Commission (the “Commission”) as set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 18 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 21, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Series B Preferred Stock

On October 21, 2022, we entered into a stock purchase agreement and issued 16,000 shares of our newly-designated Series B Preferred Stock, par value $0.01 per share, to our Chairman and Chief Executive Officer, Harry Vafias, in return for cash consideration of $200,000.

The issuance of the Series B Preferred Stock was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent financial advisor that the transaction was fair from a financial point of view to the Company.

The following description of the Series B Preferred Stock is a summary and does not purport to be complete and is qualified by reference to the Statement of Designation attached hereto as Exhibit 99.1.

Voting. To the fullest extent permitted by law, each Series B preferred share entitles the holder hereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. To the fullest extent permitted by law, the holder of Series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders.

Conversion. The Series B preferred shares are not convertible into common shares or any other security.

Redemption. The Series B preferred shares are not redeemable.

Dividends. The Series B preferred shares have no dividend rights.

Transferability. All issued and outstanding Series B preferred shares must be held of record by one holder, and the Series B preferred shares shall not be transferred or sold without the prior approval of our board of directors.

Liquidation Preference. Upon any liquidation, dissolution or winding up of the Company, the Series B preferred shares will rank pari-passu with the common shareholders and shall be entitled to receive a payment equal to the par value of $0.01 per share. The Series B preferred stockholder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

Safe Harbor Statement

This report on Form 6-K contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT INDEX

99.1	Statement of Designation of Series B Preferred Stock, dated October 21, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2022

IMPERIAL PETROLEUM INC.

By:	/s/ Ifigeneia Sakellari
Name:	Ifigeneia Sakellari
Title:	Chief Financial Officer

Exhibit 99.1

STATEMENT OF DESIGNATION OF RIGHTS, PREFERENCES

AND PRIVILEGES OF SERIES B PREFERRED STOCK OF

IMPERIAL PETROLEUM INC.

(Pursuant to Section 35 of the Business Corporations Act of the Republic of the Marshall Islands)

The Restated Articles of Incorporation of Imperial Petroleum Inc., a Marshall Islands corporation (the “Corporation”), confers upon the Board of Directors of the Corporation (the “Board of Directors”) the authority to provide for the issuance of shares of preferred stock in series and to establish the number of shares to be included in each such series and to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions thereon. On October 21, 2022, the Board of Directors duly adopted the following resolution creating a series of preferred stock designated as the Series B Preferred Stock, comprised initially of 16,000 shares and such resolution has not been modified and is in full force and effect on the date hereof:

RESOLVED that, pursuant to the authority vested in the Board of Directors in accordance with the provisions of the Restated Articles of Incorporation of the Corporation, as amended, a series of the class of authorized preferred stock, par value $0.01 per share, of the Corporation is hereby created and that the designation and number of shares thereof and the powers, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions thereon are as follows:

Section 1. Designation and Amount. The Corporation, out of its authorized, unissued and undesignated shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), hereby designates Series B Preferred Stock, referred to herein as “Series B Preferred Stock”. The Series B Preferred Stock shall have a par value of $0.01 per share, and the number of shares constituting such series shall initially be 16,000, which number the Board of Directors may increase or decrease (but not below the number of shares then outstanding) from time to time.

Section 2. Dividends and Distributions. Subject to Section 5, the Series B Preferred Stock shall not have dividend or distribution rights.

Section 3. Voting Rights. The holders of Series B Preferred Stock shall have the following voting rights:

(a) Each share of Series B Preferred Stock shall entitle the holder to 25,000 votes per share on all matters submitted to a vote of the stockholders of the Corporation, provided however, that no holder of Series B Preferred Stock may exercise voting rights pursuant to Series B Preferred Stock that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B Preferred Stock, Common Stock or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of stockholders of the Corporation. For purposes of this Section 3(a), a holder of Series B Preferred Stock shall include each “beneficial owner” of such share of Series B Preferred Stock, as determined in accordance with Section 13d-3 of the Securities Exchange Act of 1934, as amended, together with any person or entity that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such beneficial owner.

(b) Except as otherwise provided herein or by law, the holders of Series B Preferred Stock and the holders of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(c) Except as required by law, holders of Series B Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4. Reacquired Shares. Any Series B Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein and in the Restated Articles of Incorporation of the Corporation, as then amended.

Section 5. Liquidation, Dissolution or Winding Up; Ranking. Upon any liquidation, dissolution or winding up of the Corporation, the Series B Preferred Stock will rank pari-passu with the holders of Common Stock and shall be entitled to receive a payment equal to the par value of $0.01 per share. Holders of Series B Preferred Stock will have no other rights to distributions upon any liquidation, dissolution or winding up of the Corporation.

Section 6. Consolidation, Merger, etc. Subject to Section 8, upon any consummation of a binding share exchange or reclassification involving the Series B Preferred Stock, or of a merger or consolidation of the Corporation with another corporation or other entity, then either (x) the shares of Series B Preferred Stock shall remain outstanding or, (y) in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, then the Series B Preferred Stock shall be converted into or exchanged for preferred securities of the surviving or resulting entity or its ultimate parent, and in either case of (x) or (y) such shares remaining outstanding or such preferred securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of Series B Preferred Stock immediately prior to such consummation, taken as a whole; provided, however, that for all purposes of this Section 6, any increase in the authorized number of shares of Preferred Stock, including any increase in the authorized number of Series B Preferred Stock, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the holders of Series B Preferred Stock.

Section 7. No Redemption. The Series B Preferred Stock shall not be redeemable.

Section 8. Amendment. At any time when any Series B Preferred Stock are outstanding, none of this Statement of Designation, the Restated Articles of Incorporation of the Corporation or the Amended and Restated Bylaws of the Corporation shall be amended (including by merger, consolidation or otherwise) in any manner which would materially or adversely alter, change or affect the powers, preferences or rights of the Series B Preferred Stock without the affirmative vote of the holders of a majority of the outstanding shares of Series B Preferred Stock, voting separately as a class.

Section 9. Transferability. Notwithstanding anything to the contrary in this Statement of Designation, holders of Series B Preferred Stock shall not Transfer (as defined below) the Series B Preferred Stock to any person or entity. Any purported Transfer of the Series B Preferred Stock shall be null and void and shall have no force or effect. “Transfer” shall mean directly or indirectly (i) any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of Series B Preferred Stock or (ii) any change in the record or beneficial ownership of the Series B Preferred Stock after the date of their issuance, in each case that is not approved in advance by the Board of Directors; and provided, however, that notwithstanding anything to the contrary in this Statement of Designation under no circumstances may more than one person or entity, at any time, be a record holder of any Series B Preferred Stock, and all issued and outstanding Series B Preferred Stock must be held of record by one holder.

Section 10. Fractional Shares. Series B Preferred Stock may not be issued in fractional shares.

Section 11. Notices. Any notice to be delivered hereunder shall be delivered (via overnight courier, facsimile or email) to each holder at its last address as it shall appear upon the books and records of the Corporation.

Section 12. Record Holders. To the fullest extent permitted by applicable law, the Corporation may deem and treat each holder of any Series B Preferred Share as the true, lawful and absolute owner thereof for all purposes, and the Corporation shall not be affected by any notice to the contrary.

Section 13. No Other Rights. The Series B Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth in this Statement of Designation or in the Restated Articles of Incorporation of the Corporation, as amended, or as provided by applicable law.

Section 14. No Impairment. The Corporation shall not, by amendment of this Statement of Designation, through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid or reduce the observance or performance of any of the terms to be observed or performed under this Statement of Designation by the Corporation, but shall at all times in good faith assist in the carrying out of all the provisions of this Statement of Designation and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series B Preferred Stock against impairment.

Section 15. Lost or Stolen Certificates. Upon receipt by the Corporation of evidence of the loss, theft, destruction or mutilation of any Series B Preferred Stock certificate (if any), and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Corporation, and upon surrender and cancellation of the Series B Preferred Stock certificate(s), if any, the Corporation shall execute and deliver new Series B Preferred Stock certificate(s) of like tenor and date.

Section 16. Maturity. The Series B Preferred Stock shall be perpetual, unless purchased or otherwise acquired by the Corporation.

Section 17. No Preemptive Rights. No holders of Series B Preferred Stock will, as holders of Series B Preferred Stock, have any preemptive rights to purchase or subscribe for Common Stock or any other security of the Corporation.

Section 18. Severability; Headings. If any provision of this Statement of Designation is invalid, illegal or unenforceable, the balance of this Statement of Designation shall remain in effect, and if any provision is inapplicable to any person, entity or circumstance, it shall nevertheless remain applicable to all other persons, entities and circumstances. Headings in this Statement of Designation are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

[Signature Page Follows]

IN WITNESS WHEREOF, this Statement of Designation is executed on behalf of the Corporation by its Secretary on this 21st day of October, 2022.

IMPERIAL PETROLEUM INC.

By:	/s/ Ifigeneia Sakellari
Name: Ifigeneia Sakellari
Title: Secretary

Signature Page to Statement of Designation – Series B Preferred Stock